UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
RALCORP HOLDINGS, INC.
(Name of Subject Company)
CONAGRA FOODS, INC.
(Names of Filing Persons – Offeror)
Common Stock, $.01 par value
(Title of Class of Securities)
751028101
(Cusip Number of Class of Securities)
Colleen Batcheler Executive Vice President, General Counsel and Corporate Secretary ConAgra Foods, Inc. One ConAgra Drive Omaha, NE 68102 Telephone: (402) 240-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
George R. Bason, Jr. Arthur F. Golden Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

News Release

For more information, contact:

Teresa Paulsen	MEDIA
Vice President, Corporate Communication
ConAgra Foods, Inc.
tel: 402-240-5210

Steve Lipin / Gemma Hart
Brunswick Group
tel: 212-333-3810

Chris Klinefelter	ANALYSTS
Vice President, Investor Relations
ConAgra Foods, Inc.
tel: 402-240-4154 www.conagrafoods.com

FOR IMMEDIATE RELEASE

ConAgra Foods Reaffirms Its $94 Per Share All-Cash Proposal to Acquire Ralcorp Holdings

Will Withdraw Proposal Unless Ralcorp Begins Negotiations by September 19

OMAHA, Neb., September 13, 2011 (BUSINESS WIRE) – ConAgra Foods today reiterated its $94 per share, all-cash proposal to acquire Ralcorp Holdings, Inc. (NYSE: RAH).  Ralcorp previously rejected this proposal, without dialogue with ConAgra Foods, on August 12, 2011.

Since August 12, ConAgra Foods has heard from many of Ralcorp’s shareholders who are urging Ralcorp to enter into negotiations with ConAgra Foods based on the strength of ConAgra Foods’ compelling $94 per share all-cash proposal.  However, Ralcorp has continued to refuse ConAgra Foods’ attempts to engage privately and hold a constructive discussion regarding the strong value, strategic logic and certainty of its proposal.

As part of ConAgra Foods’ recent attempt to enter into discussions with Ralcorp, ConAgra Foods sent a presentation to Ralcorp’s Board of Directors, emphasizing the superior value and certainty of ConAgra Foods’ proposal.  Despite repeated attempts by ConAgra Foods since its initial letter was sent to Ralcorp on March 22, 2011, Ralcorp has been unwilling to engage in discussions of any nature with ConAgra Foods.  Ralcorp’s Board has reiterated that it is singularly focused on pursing a separation of its businesses as announced on July 14, 2011.

ConAgra Foods continues to believe its proposal of $94 per share in cash provides present value in excess of what Ralcorp can achieve on its own, including through its announced spin-off plans.  ConAgra Foods’ proposal is highly attractive to Ralcorp shareholders for several reasons:

CONAGRA FOODS

1.  Compelling premium: ConAgra Foods’ $94 per share proposal represents:

•	a 32% premium to Ralcorp’s closing price of $71.42 as of April 28, 2011, the day prior to market rumors of a transaction;

•	a 44% premium to Ralcorp’s closing price of $65.31 on March 21, 2011, the day prior to ConAgra Foods’ initial letter to Ralcorp’s Board; and

•	a 32% premium to Ralcorp’s closing price of $71.43 on November 13, 2008, its all-time closing high prior to ConAgra Foods’ initial letter.

2.  Attractive multiple:  The proposal represents a multiple of 9.4x Ralcorp’s adjusted EBITDA of approximately $875 million for the twelve months ending June 30, 2011.  This is an attractive multiple compared to many other private label and branded food transactions.

3.  Value leakage to Ralcorp shareholders from announced spin-off plan: If Ralcorp proceeds with a separation, its shareholders will face significant value leakage estimated at more than $6 per share from (i) duplicative public company costs and (ii) financing fees and expenses related to a separation.

4.  Upfront, certain value in ConAgra Foods proposal vs. uncertainty and risk in Ralcorp’s spin-off scenario: ConAgra Foods believes that its proposal is a more attractive alternative for Ralcorp’s shareholders than Ralcorp’s announced spin-off plan.  The spin-off presents uncertainty and lesser value for Ralcorp’s shareholders.  In contrast, ConAgra Foods’ $94 per share proposal would provide Ralcorp’s shareholders with compelling, certain value that reflects the strength of the combined businesses and the benefit of synergies ConAgra Foods expects to achieve.

5.  ConAgra Foods’ interest is in the entire Ralcorp business: ConAgra Foods believes that the potential synergies from an acquisition of Ralcorp as it is configured today are greater than the synergies that would be realized in the acquisition of either of Ralcorp’s businesses on their own.  In the event Ralcorp refuses to negotiate, ConAgra Foods will pursue other opportunities.

6.  ConAgra Foods has communicated to Ralcorp’s Board its clear ability to complete a transaction:  To ensure that Ralcorp’s Board fully understands ConAgra Foods’ ability to finance this potential transaction, ConAgra Foods shared with Ralcorp a “highly confident” letter that ConAgra Foods received from Bank of America Merrill Lynch with respect to the potential transaction.  ConAgra Foods has also repeatedly communicated to Ralcorp’s Board that if it were permitted to perform customary due diligence, ConAgra Foods believes it could move expeditiously toward a definitive agreement.

ConAgra Foods again requests that Ralcorp enter into a constructive dialogue around the terms and conditions of ConAgra Foods’ all-cash proposal for the entire business.  If ConAgra Foods and Ralcorp are not engaged in a constructive dialogue satisfactory to ConAgra Foods by 5:00pm Eastern time on September 19, 2011, ConAgra Foods will withdraw its proposal.

The presentation and “highly confident” letter referenced in this press release can be found on www.transactioninfo.com/conagrafoods.

CONAGRA FOODS

About ConAgra Foods

ConAgra Foods, Inc., (NYSE:CAG) is one of North America's leading food companies, with brands in 97 percent of America's households. Consumers find Banquet, Chef Boyardee, Egg Beaters, Healthy Choice, Hebrew National, Hunt's, Marie Callender's, Orville Redenbacher's, PAM, Peter Pan, Reddi-wip, Slim Jim, Snack Pack and many other ConAgra Foods brands in grocery, convenience, mass merchandise and club stores. ConAgra Foods also has a strong business-to-business presence, supplying frozen potato and sweet potato products as well as other vegetable, spice and grain products to a variety of well-known restaurants, foodservice operators and commercial customers. For more information, please visit us at www.conagrafoods.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. No tender offer for the shares of Ralcorp Holdings has been made at this time. In connection with any tender offer, if made, ConAgra Foods will file relevant materials, which may include a tender offer statement and/or other documents, with the SEC. ALL INVESTORS AND SECURITY HOLDERS OF RALCORP HOLDINGS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC BY CONAGRA FOODS CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SUCH POTENTIAL TRANSACTION. Investors and security holders will be able to obtain free copies of any documents filed with the SEC by ConAgra Foods through the website maintained by the SEC at http://www.sec.gov. Copies of any such documents will also be available free of charge on ConAgra Foods' internet website at www.conagrafoods.com or by contacting ConAgra Foods' Investor Relations department at (402) 240-4157.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on ConAgra Foods' current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of ConAgra Foods and Ralcorp Holdings. There is no assurance that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate a potential transaction between ConAgra Foods and Ralcorp Holdings, the ability and timing to obtain required regulatory approvals, ConAgra Foods' ability to realize the synergies contemplated by a potential transaction, ConAgra Foods' ability to promptly and effectively integrate the businesses of Ralcorp Holdings and ConAgra Foods and those risks and uncertainties discussed in ConAgra Foods' filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this press release. ConAgra Foods does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this press release.

SOURCE: ConAgra Foods, Inc.

# # #

ConAgra Foods' Proposal to Acquire Ralcorp Holdings:
Materials for Consideration by Ralcorp's Board of Directors

August 31, 2011

-- Highly Confidential --

Introduction
------------------------------------------------------------------------------

*   ConAgra Foods reaffirms the attractiveness of its $94 per share all-cash proposal to acquire Ralcorp Holdings, Inc.

    --  ConAgra Foods has heard from many of Ralcorp's shareholders over the last several weeks, urging the companies to enter into negotiations based on ConAgra Foods' strong proposal

*   Offering compelling value: ConAgra Foods believes that its proposal provides present value to Ralcorp shareholders far in excess of what Ralcorp would achieve on its own, including with its announced spin-off

*   Clear ability to finance: Attached is a copy of the "highly confident"
    letter that ConAgra Foods has received from Bank of America Merrill Lynch

*   Uncertainty and risk in Ralcorp's plan: Ralcorp's announced spin-off would result in value leakage to its shareholders from expenses and duplicative costs, and each smaller company would face operating risks

    --  Ability to execute future private label acquisitions will be more challenging due to competition from other bidders including ConAgra
        Foods

*   Discussions would have no impact on ability of Ralcorp to pursue potential spin-off

*   Interest in business as currently organized: Given ConAgra Foods' operating structure and synergy potential, its only interest is in the entire Ralcorp business

                               [GRAPHIC OMITTED]

           Entering into discussions with ConAgra Foods is in the best interests of Ralcorp's shareholders; we therefore request Ralcorp's Board to reconsider and to engage in a constructive dialogue with ConAgra Foods

1

$94 Proposal Represents Compelling Value

*   The $94 per share all-cash offer made by ConAgra Foods is compelling across key metrics

                                     Metric

1   Premium compared to historical Ralcorp trading price

2   Precedent acquisition premiums

3   Precedent acquisition multiples

4   Value vs. Ralcorp's plan

2

1 $94 Represents Compelling Premium vs. Ralcorp Stock Price
-------------------------------------------------------------

*   ConAgra Foods' proposal represents a significant premium to Ralcorp's historical trading price

    --  Proposal is especially strong in light of recent market volatility

                               [GRAPHIC OMITTED]

(1) Refers to periods before April 28, 2011. Based on closing prices.

2 Premium at $94 Is In-Line With or Above Previous Transactions
-------------------------------------------------------------------

*   Premium is in-line with or above previous acquisitions of food and beverage companies

                      One-Day Premium vs. Unaffected Price

                               [GRAPHIC OMITTED]

                               [GRAPHIC OMITTED]

                                (2) A-B / InBev

                               [GRAPHIC OMITTED]

                                                 (vs. Day Prior to

                            (vs. Day Prior to
                                CNBC Report)
                              Initial Offer)

Note: Reflects one-day premiums vs. unaffected stock price as per public filings.

(1) Represents premium to closing price on July 17, 2000, day prior to announcement that Keebler was undergoing evaluation of various strategic alternatives.

(2) Represents premium to closing price on April 28, 2011, day prior to market rumors.

(3) Represents premium to closing price on March 21, 2011, day prior to initial letter.

3 EBITDA Multiple at $94 Is Attractive vs. Precedent Transactions
-------------------------------------------------------------------

*   ConAgra Foods' proposal represents 9.4x Ralcorp's LTM EBITDA, a highly attractive multiple relative to private label and branded food precedents, including multiples paid by Ralcorp in its own acquisitions

                 Latest Twelve Months ("LTM") EBITDA Multiples

                               [GRAPHIC OMITTED]

(2) Based on adjusted Enterprise Value of $8.25bn and adjusted LTM EBITDA, as of
    June 30, 2011, of ~$875mm pro forma for estimated full year impact of acquisitions.

4 $94 Proposal: Compelling, Upfront, Certain Value vs. Ralcorp's Plan
-------------------------------------------------------------------------------

*   ConAgra Foods' $94 proposal presents compelling, upfront and certain value to Ralcorp's shareholders vs. the risks and uncertainty associated with
    Ralcorp's announced separation plan

*   Ralcorp's announced spin-off plan is costly to its shareholders, with total value leakage of more than $6 / share

    --  Projected incremental public company cost of 3% of EBITDA as estimated by Ralcorp

    --  Fees, expenses and financing costs of $100-$200 million implied by
        Ralcorp's public statements

*   Significant post-transaction value risk if Ralcorp pursues a spin-off

    --  Standalone private label business will be more susceptible to margin pressures from commodity cost volatility

    --  Ability to execute future private label acquisitions will be more challenging due to competition from other bidders including ConAgra
        Foods

    --  An independent Post Foods will face the uncertainty of operating with high leverage (area of 4.5x debt / EBITDA) in the competitive cereal category without the benefits of a broader portfolio

*   Value risk of Ralcorp's plan underscored by after-hours market reaction to spin-off announcement on July 14, in which Ralcorp stock was down more than
    $6 / share prior to ConAgra Foods' release reaffirming its interest

       Value Leakage from Duplicative Costs                     Value Leakage from Financing-Related Fees

  Estimated Ralcorp LTM EBITDA ($mm) (1)       $875          Est. Debt Issuance Costs and Fees, Net ($mm)(5)    $150

  Add'l Public Co. Costs (as % of EBITDA)(2)   3%            Value Leakage Per Ralcorp Share(6)                 $2.70

  Total Costs ($mm)                            $26

  Total Costs per Share (3)                    $0.30

  Unaffected Historical Ralcorp P/E (4)        11.8x

  Value Leakage Per Ralcorp Share              $3.60          TotalValue Leakage Per Ralcorp Share = $6.30

(1) Adjusted for acquisitions (including Sara Lee Dough).

(2) Per Ralcorp conference call on August 9, 2011.

(3) Assumes 56mm diluted shares outstanding and tax rate of 35%.

(4) Three-month average Price to Next Twelve Months EPS ratio prior to April 29,
    2011 (date of CNBC rumors). Source: FactSet (IBES data).

(5) Based on midpoint of $100-$200 million range implied by Ralcorp's public statement on July 14, 2011 indicating $1.1 to $1.2 billion of debt issuance by Post Foods for net proceeds of 6 approximately $1 billion to Ralcorp
    Private Label.

(6) Assumes 56mm diluted shares outstanding.

Certainty With ConAgra Foods' Proposal
-------------------------------------------------------------------------------

*   ConAgra Foods' proposal provides upfront, certain value to Ralcorp's shareholders

*   Financing: ConAgra Foods has received a "highly confident" letter from Bank of America Merrill Lynch ("BAML")

    --  Letter is attached to this document

    --  If Ralcorp agrees to enter into discussions, we would move expeditiously to finalize the terms of fully committed financing; in addition to the highly confident letter from BAML, several other banks have expressed interest in providing financing

*   Due Diligence: If Ralcorp agrees to enter into discussions, we believe we could complete customary due diligence on an expedited timetable

*   No Impact on Potential Spin-Off: We and our advisors also believe that having conversations with ConAgra Foods would not restrict Ralcorp from pursuing its spin-off plans if a transaction did not materialize

    --  ConAgra Foods reiterates that it is interested only in the entirety of
        Ralcorp as it is composed today, as it sees maximum strategic logic and synergy from the combined entity

    --  If a transaction did not materialize, we would pursue opportunities other than either of Ralcorp's businesses post-spin
7

Conclusion
--------------------------------------------------------------------------------

*   Over the last several weeks, ConAgra Foods has heard from many of Ralcorp's shareholders who are urging the companies to enter into negotiations based on ConAgra Foods' strong proposal

*   ConAgra Foods believes its proposal provides certain present value to
    Ralcorp shareholders far in excess of what Ralcorp would achieve on its own, including with its announced spin-off plans

*   ConAgra Foods believes key metrics clearly demonstrate the attractiveness of its $94 per share all-cash proposal

*   Our proposal provides certain, upfront value, with a "highly confident"
    letter on financing, compared to uncertainty and risk with Ralcorp's spin-off plans

*   We once again request Ralcorp's Board to reconsider its position and enter into discussions with ConAgra Foods to work toward a mutually-beneficial transaction
8

                       Appendix: Highly Confident Letter

August 29, 2011

ConAgra Foods, Inc.
One ConAgra Drive, 1-220
Omaha, NE 68102-5001

Attention:	John F. Gehring - Executive Vice President & Chief Financial Officer

HIGHLY CONFIDENT LETTER

Dear Mr. Gehring:

You have advised Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”) that ConAgra Foods, Inc. (“ConAgra” or the “Purchaser”) intends to acquire Ralcorp Holdings, Inc. (the “Subject Company”) through the purchase, directly or indirectly, of all of the outstanding capital stock of the Subject Company not currently owned by the Purchaser, including, if appropriate, refinancing the Subject Company’s existing debt (collectively, the “Acquisition”).  You have further advised us that you propose to finance the Acquisition (including the refinancing of existing indebtedness of the Subject Company) and related fees and expenses from the following sources: up to $8.5 billion of senior indebtedness composed of (a) a term loan facility (the “Credit Facility”), and (b) unsecured senior notes (the “Securities”) upon the terms and conditions satisfactory to MLPFS.

We are pleased to inform you that based upon our understanding of the Acquisition and current market conditions and subject to the conditions set forth below, we are highly confident of our ability, (i) to sell or place the Securities in connection with the Acquisition and (ii) to arrange and syndicate the Credit Facility in connection with the Acquisition.  The structure, interest rate and yield, covenants and terms of, and the documentation for, the Securities and the Credit Facility will be based on market conditions at the time of the sale or placement and the arrangement and on the structure and documentation of the Acquisition and all the financing therefor.

Our confidence in our ability to consummate the sale or placement of the Securities and to arrange and syndicate the Credit Facility is subject to: (i) the principal economic terms and structure of the Acquisition and the related financing components being on the terms as described to MLPFS on the date hereof with such other terms and conditions acceptable to MLPFS and the execution of documentation relating thereto satisfactory in form and substance to MLPFS, and the Acquisition having been consummated; (ii) the receipt of all required governmental, regulatory or third party approvals or consents in connection with the Acquisition; (iii) the completion, to the satisfaction of MLPFS, of an offering memorandum or prospectus with respect to the sale of the Securities and an offering memorandum with respect to the syndication of the Credit Facility; (iv) the availability of audited and unaudited historical financial statements of  the Purchaser and the Subject Company and its subsidiaries and pro forma financial statements of the Purchaser and the Subject Company and their respective subsidiaries assuming consummation of the Acquisition, in each case, satisfactory to MLPFS and in form and presentation as required by the Securities Act of 1933, as amended, and the rules and regulations thereunder applicable to registration statements; (v) there not having occurred any change or development that either individually or in the aggregate could reasonably be expected to have a material adverse effect on the business, operations, assets, properties, liabilities (actual and contingent), results of operations, condition (financial or otherwise) of the Purchaser and its subsidiaries, taken as a whole, since the date of the most recent audited financial statements of the Purchaser, in each case, in MLPFS’s sole judgment; (vi) there not having been any disruption or change or development in the market for new issues of high grade securities, the market for syndicated fully underwritten bank credit facilities or the financial, capital or syndication markets in general, in the sole judgment of MLPFS; (vii) MLPFS and its representatives being satisfied with the results of their continuing business and legal due diligence (and no new fact, circumstance or development shall have occurred or been discovered which MLPFS believes is inconsistent in any material respect with any information previously provided to it) and your full cooperation with respect to the marketing of the Securities and the syndication of the Credit Facility; (viii) MLPFS having a reasonable time to market the Securities and to syndicate the Credit Facilities based on MLPFS’s experience in comparable transactions; and (ix) no change or proposed change in law or regulation, including regulations that could reasonably be expected to materially and adversely affect the economic consequences, including the tax treatments, that the Purchaser contemplates deriving from the Acquisition.

You acknowledge that MLPFS and its affiliates may share with each other any information related to you, the Subject Company or its affiliates (including information relating to creditworthiness), or the Acquisition or the financing therefor; provided that MLPFS and such affiliates agree to hold any non-public information confidential in accordance with their respective customary policies related to non-public information.

This letter is not intended to be and should not be construed as (or relied upon as) an offer or commitment by MLPFS or any of its affiliates with respect to the extension of credit or the underwriting, sale, arrangement or placement of the Securities, the Credit Facility or any of the other financings referenced herein and creates no obligations or liability on our part or your part, or on the part of any of our respective affiliates, in connection therewith.  Obtaining financing for the Acquisition is inherently subject to uncertainties and contingencies beyond our control; accordingly there can be no assurance that the public offering or private placement of the Securities or the arrangement of the Credit Facility will in fact be accomplished.

Except as otherwise required by law or unless MLPFS has otherwise consented in writing, you are not authorized to show or circulate this letter to any other person or entity (other than your advisors and to the Subject Company, its board of directors and its advisors with a need to know).  Nothing herein, express or implied, is intended or shall confer upon any third party any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this letter.

Very truly yours,
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ Peter C. Hall
Peter C. Hall
Managing Director